

January 2, 2024

Bret A. Pedersen
Chief Financial Officer
Envela Corporation
1901 Gateway Drive , Ste 100 .
Irving, TX 75038

  Re: Envela Corporation
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 001-11048

Dear Bret A. Pedersen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services